Exhibit 99.1

The Hague / Cluj-Napoca, January 7, 2009

AEGON to acquire Banca Transilvania’s stake in BT AEGON

•	The two companies will remain partners through new distribution deal

AEGON has agreed to acquire Banca Transilvania’s 50% shareholding in BT AEGON, the two companies’ jointly-owned Romanian pension business. AEGON will pay approximately EUR 11 million for the stake, which will give AEGON full control of the pension business.

AEGON and Banca Transilvania (BT) will remain partners. As part of the transaction, the two companies will sign a distribution agreement covering both life insurance and pension products. This agreement will be finalized in the coming weeks, and will allow both BT and AEGON to benefit from the further growth expected in the Romanian pension and life insurance markets in the coming years.

BT has decided to sell its stake to AEGON in order to focus on its core banking activities. BT remains committed to supporting the development of the small and medium-sized companies in Romania and its more than 1 million retail clients, using its broad network of branches as an effective distribution platform.

AEGON already has businesses in six countries across Central & Eastern Europe – Hungary, Poland, the Czech Republic, Slovakia, Turkey and Romania. This latest agreement will further strengthen AEGON’s position in both Romania and the region as a whole.

The transaction is expected to close in the second quarter of 2009, subject to prior regulatory approval.

About AEGON & Banca Transilvania

AEGON

As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ almost 32,000 people and have over 40 million customers across the globe.

Key figures - 2007
Underlying earnings before tax	EUR 2.64 billion
Revenue generating investments (At September 30, 2008)	EUR 351 billion
New life sales	EUR 3.27 billion
Gross deposits	EUR 44.53 billion

Banca Transilvania

With a market share of over 5%, Banca Transilvania is the fifth largest commercial bank in Romania. The bank’s headquarters are located in Cluj-Napoca, Transylvania’s most important city, and during its fifteen years of activity the bank has become a national player, with more than 6,000 employees and over 500 branches. Since 1997, Banca Transilvania is listed on the Bucharest Stock Exchange. The bank is the core and synergy driver of BT Financial Group offering integrated financial services like: banking, leasing, brokerage, factoring and asset management. Starting in 2002, under the management of Dutchman Robert C. Rekkers, Banca Transilvana embarked on an ambitious expansion in Retail, SMEs and Corporate Banking. Innovation, flexibility, dynamism are key words to describe Banca Transilvania, a modern financial institution focused on clients.

AEGON N.V.
Group Corporate Communications & Investor Relations

Media relations	Investor relations
Greg Tucker	Gerbrand Nijman
+ 31 (0)70 – 344 8344	+ 31 (0)70 – 344 8305 or 877 548 9668 – toll free USA only
E-mail: gcc-ir@aegon.com	E-mail: ir@aegon.com

Website
www.aegon.com

Banca Transilvania

International relations	Marketing
Mihaela Nadasan	Anca Rarau
+40 264301107	+ 40 264301106
E-mail: mihaela.nadasan@btrl.ro	E-mail: anca.rarau@btrl.ro

PR
Laura Petrehus
+ 40 264 301146
E-mail: laura.petrehus@btrl.ro

Website www.bancatransilvania.ro

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Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

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